FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 14, 2007

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1.	Press release dated August 14, 2007

2.	Cellcom Israel Ltd. and its Consolidated Subsidiaries Financial Statements as at June 30, 2007 (unaudited)

Item 1

CELLCOM ISRAEL ANNOUNCES
SECOND QUARTER 2007 RESULTS
------------------------
Cellcom Israel continues to present growth and efficiency, despite ongoing price erosion

Second Quarter 2007 Highlights (results compared to second quarter of 2006):

▪	Revenues from services increased 8% to NIS 1,322 million ($311 million)

▪	Revenues increased 5% to NIS 1,456 million ($343 million)

▪	Revenues from content and value added services increased 51% and reached 8% of revenues

▪	EBITDA (i) increased 13% to NIS 539 million ($127 million); EBITDA margin 37.0%, up from 34.6%

▪	Operating profit increased 26% to NIS 345 million ($81 million)

▪	Net income increased 48% to NIS 212 million ($50 million)

▪	Free Cash Flow (i) increased 42% to NIS 332 million ($78 million)

▪	Subscriber base increased by 32,000 during the quarter, reaching 2.96 million at the end of Q2

▪	3G subscribers reached 212,000 at the end of Q2

▪	The Company Declared NIS 2.06 dividend per share for the second quarter

Netanya, Israel – August 14, 2007 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel", the "Company"), announced today its financial results for the second quarter ended June 30, 2007. Revenues for the second quarter totaled NIS 1,456 million ($343 million); EBITDA totaled NIS 539 million ($127 million), or 37% of revenues; and net income reached NIS 212 million ($50 million), or NIS 2.17 per share ($0.51 per share).

Commenting on the results, Amos Shapira, Chief Executive Officer said, "Our continued growth in all parameters is especially significant given the increasing competition in the market and airtime price erosion, due to the additional mandated decline in interconnect tariffs, and the new regulatory regime regarding calls ending in voicemail, implemented in the first quarter this year. We achieved these  results primarily due to our ongoing marketing efforts to increase usage and introduce new products, while reducing expenses and implementing efficiencies at all levels. During the second quarter we increased our expensing on customer retention and subscriber acquisition, mainly in anticipation of the impending number portability due to be implemented December 1, 2007, and expect to continue to do so in the second half of 2007. During the second quarter, we also continued to prioritize quality of service and customer satisfaction, and will continue to do so going forward". Mr. Shapira added: "These second quarter results enable the Company to declare a NIS 2.06 per share dividend. "

(i)  Please view section "Use of Non-GAAP financial measures" at the end of this press release.

Mr. Shapira added: “Since launching our advanced 3.5 Generation services  over our advanced HSDPA network in the second half of last year, we have recruited appx. 212,000 subscribers benefiting from our advanced technology-based content and services. We are very satisfied with our 3G subscriber growth rate and with the increase in content and value added services revenues, currently representing 8% of total revenues. Furthermore, our increased marketing of landline services and transmission services, contributed to higher revenues from these services, serving as another growth driver for the Company, although, they are not material to our overall revenues".

Tal Raz, Chief Financial Officer commented: "We continue to show a substantial increase in profitability, despite the ongoing erosion in price per minute, resulting from lower interconnect rates, the new regulatory regime regarding calls ending in voicemail and increasing competition in the market. Despite of the increase of 5.4% in average monthly Minutes of Use (MOU), and the 51% increase in revenues from content and value added services, ARPU declined by 0.7%, compared to the second quarter of last year (excluding the impact of the change in subscribers counting methodology) as a result of the over 6% continued erosion in airtime tariffs, compared to the second quarter last year. Our higher profitability is mainly the result of 14% quantative increase in airtime minutes, increased revenues from content services and ongoing cost efficiencies implemented throughout the Company. One of the main indicators of these efficiency measures is the decline of 1.3% of selling and marketing expenses, as well as general and administrative expenses as a percentage of revenues, as compared to the second quarter of last year. Following the Company's strong performance, our free cash flow increased by over 42% this quarter over the same quarter last year, enabling us to distribute a NIS 2.06 dividend per share, representing a total of approximately NIS 201 million."

Mr. Raz concluded, "Following our successful listing of our securities for trading on the New York Stock Exchange in February this year, on July 1st, we further broadened our potential investor base by also registering our shares for trading on the Tel Aviv Stock Exchange. We are very excited by this move, as it will give the local Israeli capital market the opportunity to invest locally in the Company."

Key Financial and Performance Indicators:

	Q2/2007	Q2/2006	% Change	Q2/2007	Q2/2006
	million NIS			million US$ (convenience translation)
Revenues	1,456	1,385	5.1%	343	326
Services revenues	1,322	1,229	7.6%	311	289
Handset and accessories revenues	134	156	(14.1% %)	32	37
Operating Profit	345	274	25.9%	81	64
Net Income	212	143	48.3%	50	34
Cash Flow from Operating Activities, net of Investing Activities	332	233	42.5%	78	55
EBITDA	539	479	12.5%	127	113
EBITDA, as percent of Revenues	37.0%	34.6%	-	37.0%	34.6%
Subscribers end of period (in thousands) (ii)	2,960	2,678	10.5%	2,960	2,678
Estimated Market Share (iii)	34%	34%	-	34%	34%
Churn Rate (in %)	3.9%	3.9%	-	3.9%	3.9%

Q2/2007	Q2/2006	% Change
Parameters Excluding Change in Subscriber Counting Method
Average Monthly MOU (in minutes) (ii)	354	336	5.4%
Monthly ARPU (in NIS) (ii)	152	153	(0.7%)
Monthly ARPU (in US$) (ii)	35.8	36.0	(0.7%)

Parameters Following Change in Subscriber Counting Method
Average Monthly MOU (in minutes) (ii)	345	336	2.7%
Monthly ARPU (in NIS) (ii)	148	153	(3.3%)
Monthly ARPU (in US$) (ii)	34.8	36.0	(3.3%)
(ii)  Until June 30, 2006, the Company had a subscriber counting methodology under which it deducted subscribers, identified as "silent" (inactive) for a period of three (3) consecutive months. A "silent" subscriber is a subscriber with no revenues generation or activity on the Cellcom Israel network by or in relation to this subscriber. Commencing July 1, 2006, the Company adopted a policy of deducting "silent" subscribers after six (6) months, since many subscribers, that were inactive for a period of three (3) months, became active again prior to the end of a six (6) month period. Cellcom Israel did not restate prior subscriber data to conform to the new presentation. The six (6) month method is, to the best of Cellcom Israel's knowledge, consistent with the policies adopted by other cellular providers in Israel. This change in methodology resulted in an increase of our reported number of subscribers by approximately 80,000, compared to the prior methodology, and affected other key performance indicators accordingly.

(iii) In order to estimate the Company's market share, the Company was required to estimate the number of subscribers of two additional Israeli cellular operators - Pelephone Communications Ltd. ("Pelephone") and Mirs Communications Ltd. ("Mirs"), as at June 30, 2007, since Pelephone had not yet published this information, and Mirs does not publish this information.

Financial Review

Revenues for the second quarter ended June 30, 2007 totaled NIS 1,456 million ($343 million), a 5.1% increase compared to NIS 1,385 million ($326 million) in the same quarter last year. The increase in revenues resulted primarily from a 7.6% increase in revenues from services, to NIS 1,322 million ($311 million) compared to NIS 1,229 million ($289 million) in the same quarter last year. This increase is attributed mainly to an increase of approximately 14% in airtime usage (outgoing and incoming), following the increase in the Company's subscriber base and Minutes of Use ("MOU") per subscriber. Revenues also benefited from a 51.3% increase in revenues from content and value added services (including SMS), which totaled, in the second quarter of 2007, NIS 118 million ($28 million), representing 8.1% of total revenues, primarily due to the increase in the Company's 3G subscriber base and a 5.5% increase in usage among the existing subscribers. The increase in revenues was partially offset by a decline in interconnection rates and the change in the pricing of calls ending in the voicemail. The increase in revenues was also partially offset by a decrease of 14.1% in handset and accessories revenues, totaled NIS 134 million ($32 million) in the second quarter of 2007, compared to NIS 156 million ($37 million) in the same quarter last year. This decrease resulted mainly from a decline in average income per handset, attributed to the extensive sales campaigns launched during the second quarter of 2007.

Cost of Revenues for the second quarter of 2007 totaled NIS 785 million ($185 million), a decline of 1.5% compared to NIS 797 million ($188 million) in the second quarter last year. This decline is primarily due to a 10.5% decline in the cost of handset and accessories revenues, resulted mainly from an increasing efficiency in purchasing of handsets and a decline in costs of accessories sold during the second quarter of 2007. The decline in cost of handset and accessories revenues was partially offset by a 1.3% increase in cost of services revenues, mainly due to an increase in usage leading to an increase in interconnect fees and content costs, partially offset by a decline in depreciation expenses.

Gross profit margin for the second quarter of 2007 increased to 46.1%, compared to 42.5% in the second quarter last year. Gross profit for the quarter totaled NIS 671 million ($158 million), a 14.1% increase compared to NIS 588 million ($138 million), in the second quarter last year.

Selling, Marketing, General and Administration Expenses ("SG&A expenses") for the second quarter of 2007 totaled NIS 326 million ($77 million), an increase of 3.8% compared to NIS 314 million ($75 million) in the same period last year. The increase in SG&A expenses is primarily due to increased marketing activities, which included, among other things, a 43% increase in advertising expenses. On the other hand, the SG&A as percentage of revenues was reduced by 1.3% compared to the second quarter of last year, as a result of ongoing efficiency measures implemented Company wide.

Operating profit increased 25.9%, from NIS 274 million ($64 million) in the second quarter last year, to NIS 345 million ($81 million) in the second quarter of 2007. EBITDA for the second quarter of 2007 totaled NIS 539 million ($127 million), a 12.5% increase compared to NIS 479 million ($113 million) in the same quarter last year. EBITDA, as a percent of revenues, increased from 34.6% in the second quarter last year to 37.0% in this quarter.

Finance Expenses, net for the second quarter of 2007 totaled NIS 19 million ($4 million), compared to NIS 55 million ($13 million) in the same period last year. The decline in finance expenses primarily follows the absence of linkage differences relating to the Company's debentures to the Israeli Consumer Price Index ("CPI") in the current quarter, compared to a NIS 20 million ($5 million) CPI linkage differences expense in the same quarter last year. This was in addition to profits generated on the hedging portfolio the Company manages against currency, interest and CPI exposures. The profit on the hedging portfolio, recorded under finance expenses, totaled NIS 10 million in the second quarter of 2007, compared to a NIS 6 million loss in the same quarter last year. The profit on the hedging portfolio stems primarily from the impact of the 2.3% depreciation of the NIS against the US dollar on the hedging portfolio this quarter, compared to a 4.8% appreciation in the same quarter last year, as well as an increase in inflation expectations, which contributed to a profit on the CPI hedging transactions.

Net Income for the second quarter of 2007 increased 48.3% to NIS 212 million ($50 million), compared to NIS 143 million ($30 million) in the second quarter last year.
Basic earnings per share for the second quarter of 2007 totaled NIS 2.17 ($0.51), compared to NIS 1.47 ($0.35) in the second quarter last year.

Operating Review

New Subscribers – at the end of the second quarter of 2007 the Company had approximately 2.960 million subscribers. During the second quarter of 2007, the Company added approximately 32,000 net new subscribers, compared to a net increase of approximately 37,000 subscribers in the same period last year. The number of 3G subscribers as at the end of the second quarter of 2007 totaled approximately 212,000 subscribers.

Churn Rate during the second quarter of 2007 remained at 3.9%, as in the second quarter of 2006. The major part of churn during the second quarter of 2007 is attributed to pre-paid subscribers.

Average subscriber Minutes of Use ("MOU") in the second quarter of 2007, excluding the effect of the change in subscriber counting method, increased 5.4% to 354 minutes, compared to 336 minutes in the second quarter last year (following the change in the subscriber counting method, MOU totaled 345 minutes, a 2.7% increase).

The monthly Average Revenue per User (ARPU) in the second quarter of 2007, excluding the effect of the change in subscriber counting method, totaled NIS 152 ($35.8), compared to NIS 153 ($36.0) in the second quarter last year, a 0.7% decrease (following the change in the subscriber counting method, ARPU totaled NIS 148 ($34.8), a 3.3% decrease). ARPU continues to decline, while average MOU, as well as content and value added services usage, continues to increase, due to the continued erosion in airtime tariffs, over 6%, compared to the second quarter of last year.

Financing and Investment Review

Cash Flow

Free cash flow (Cash provided by operating activities, net of cash used in investing activities) for the second quarter of 2007 totaled NIS 332 million ($78 million), a 42.5% increase from the NIS 233 million ($55 million) generated in the second quarter last year. The Company continues to generate, on an ongoing basis, significant levels of free cash flow, as a result of increased revenues, improved collection, cost efficiencies and a decline in cash used in investing activities.

Shareholders' Equity

Shareholders' Equity as of June 30, 2007, primarily consisting of accumulated undistributed retained earnings, totaled NIS 846 million ($199 million).

Investment in Fixed Assets

During the second quarter of 2007 the Company invested NIS 117 million ($28 million) in fixed assets (including investment in information systems and software recorded under other assets in the balance sheet), compared to NIS 142 million ($33 million) in the same quarter last year.

Dividend

On Aug 13, 2007, the Company's board of directors declared a cash dividend in the amount of NIS 2.06 per share, and in the aggregate amount of approximately NIS 201 million, subject to withholding tax described below. The dividend will be payable to all shareholders of record at the end of the trading day in the NYSE on August 23, 2007. The payment date will be September 6, 2007. For dividend paid in US$, the Company will convert the NIS to US$ based upon the representative rate of exchange published by the Bank of Israel on September 4, 2007. According to the Israeli tax law, the Company will deduct at source 20% of the dividend amount payable to each shareholder, as aforesaid, subject to applicable exemptions. The amount of dividends declared per share for the second quarter does not necessarily reflect dividends for future quarterly periods, which may change in accordance with the Company’s dividend policy. Dividend declaration is not guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year 2006 (20-F), under “Item 8 - Financial Information - Dividend Policy”.

Other developments during the second quarter and after the balance sheet date

Site Licensing – in July 2007, subsequent to the balance sheet date, the Company received a Magistrates Court ruling determining that the exemption from the requirement to obtain a building permit for radio access devices, according to the Communications Law (Bezeq and Transmissions), 1982 (the "Exemption"), is not applicable to radio access devices on a cellular network, and, as such, the Company is required to receive permits for the erection and use of the facility and the accompanying equipment. This ruling contradicts previous Magistrate Court rulings, which determined that the Exemption is also applicable to radio access devices in a cellular network. This issue is under consideration in the court of appeals (the District Court).
In July 2007, subsequent to the balance sheet date, the Company was served with a petition filed with the Israeli High Court of Justice. The petition was filed against the Israeli Minister of Environmental Protection, the Minister of Interior and the Minister of Communications; the Company and three other cellular operators have been joined as formal respondents. The said petition seeks to cancel the Exemption, based on which Cellcom Israel installed radio access devices without seeking building permits. The petitioners also request the annulment of any environmental permits granted, and that no additional environmental permits will be granted, for radio access devices by the Ministry of Environmental Protection, based on the Exemption. The petition includes a request to grant an interim order preventing the issuance of any permits, based on the Exemption, for the building and/or operation of cell sites, until the court will have decided on the main petition. At this preliminary stage, Cellcom Israel's management is unable to assess the petition’s chances of success.  For additional details see our most recent annual report for year 2006 (20-F) under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We may not be able to obtain permits to construct cell sites” as well as under “Item 4. Information on the Company – B. Business Overview – Government Regulations – Permits for Cell Site Construction – Site Licensing” ..

Number Portability – In May 2007, Israel's Ministry of Communications notified its intention to impose monetary sanctions on  telephony companies, the Company and Cellcom Fixed Line Communications L.P. ("Cellcom Partnership") included, following non-implementation and operation of number portability as of September 1, 2006. The monetary sanction indicated  in the notice of  the Ministry of Communications for the period starting September 1, 2006 and ending November 30, 2007, is approximately NIS 3 million each for the Company and the Cellcom Partnership (a total of approximately NIS 6 million). Starting December 1, 2007 (the new date determined by the Ministry of Communications for the Number Portability implementation), insofar as the number portability is not implemented, the monetary sanction, for each additional day that number portability will not be implemented by the Company, will equal 2% of an amount equal to NIS 1.4 million, in addition to 2% of an amount equal to 0.25% of the Company's revenues in the previous year and in regards to Cellcom Partnership, 2% of an amount equal to NIS 200,000, in addition to 2% of an amount equal to 1.45% of Cellcom Partnership's revenues in the previous year. The Company and Cellcom Partnership submitted their objection to the said sanctions to the Minister of Communications. For additional details see our most recent annual report for year 2006 (20-F) under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We may face claims of being in violation of the law and our license requiring the implementation of number portability and the terms of our license governing the method of charging for SMS messages; We face intense competition in all aspects of our business” , as well as under "Item 4. Information on the Company – B. Business Overview – Government Regulations – Number Portability; B. Business Overview - Competition”.

Registration of the Company's Shares for Trading on the Tel Aviv Stock Exchange – Following receipt of the approval of the holders of each of the two series of the Company's debentures, which are listed in the Tel Aviv Stock Exchange ("TASE"), for reporting leniencies afforded under the Israeli Securities Law to Companies' whose securities are listed both on the New York Stock Exchange ("NYSE") and the TASE, the Company's shares, which are traded on the NYSE, have been listed for trade on the TASE starting July 1, 2007, and the Company has begun applying the previously mentioned reporting leniencies.

Conference Call Details

The Company will be hosting a conference call on Tuesday, August 14, 2007 at 09:00am EDT, 04:00pm Israel time, and 02:00pm UK time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553	UK Dial-in Number: 0 800 917 5108
Israel Dial-in Number: 03 918 0609	International Dial-in Number: +972 3 918 0609
at: 9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: http://investors.ircellcom.co.il/events.cfm. After the call, a replay of the call will be available under the same investor relations section. A dial-in replay of the call will also be available from August 14, 2007 until August 16, 2007 by dialing one of the following numbers - 1 888 295 2634 (US); 0 800 917 4256 (UK) and +972 3 925 5928 (International).

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its 2.960 million subscribers (as at June 2007) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSDPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. In April 2006 Cellcom Israel, through Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom Israel, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).
For additional information please visit the Company's website http://investors.ircellcom.co.il

The Company presents its financial statements using Israeli General Accepted Accounting Principles. The dollar denominated figures were converted to US$ using a convenience translation based on the US$\New Israeli Shekel (NIS) conversion rate of NIS 4.249 = US$1 as published by the Bank of Israel on June 29, 2007.

Forward-Looking Statements
The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1969).  In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial results, our anticipated growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of our license, new legislation or decisions by the regulator affecting our operations, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our most recent Annual Report for the year ended December 31, 2006.
Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

Use of non-GAAP financial measures

EBITDA is a non-GAAP measure and is defined as income before financial income (expenses), net; other income (expenses), net; income tax; depreciation and amortization. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation between the net income and the EBITDA presented at the end of this Press Release.

Free cash flow is a non-GAAP measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities. See the reconciliation note at the end of this Press Release.

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646-213-1914

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Balance Sheets

			Convenience translation into US dollar
	June 30,	December 31,	June 30,	December 31,
	2007	2006	2007	2006
	NIS millions	NIS millions	US$ millions	US$ millions
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Current assets
Cash and cash equivalents	372	56	88	14
Trade receivables, net	1,331	1,242	313	292
Other receivables	133	123	31	29
Inventory	125	131	29	31

	1,961	1,552	461	366

Long-term receivables	491	526	116	124

Property, plant and equipment, net	2,384	(**)(*) 2,550	561	(**)(*) 600

Other assets, net	671	(**) 695	158	(**) 163

Total assets	5,507	5,323	1,296	1,253

(*)      Restated due to initial implementation of a new Israeli Accounting Standard.
(**)    Reclassified due to initial implementation of a new Israeli Accounting Standard.

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Balance Sheets

			Convenience translation into US dollar
	June 30,	December 31,	June 30,	December 31,
	2007	2006	2007	2006
	NIS millions	NIS millions	US$ millions	US$ millions
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Current liabilities
Short-term bank credit	123	-	29	-
Trade payables	724	819	170	193
Other current liabilities	510	496	120	117

	1,357	1,315	319	310

Long-term liabilities
Long-term loans from banks	1,092	1,208	257	284
Debentures	1,989	1,989	468	468
Deferred taxes	207	(*) 212	49	(*) 50
Other long term liabilities	16	2	4	-
	3,304	3,411	778	802

Shareholders’ equity	846	(*) 597	199	(*) 141

Total liabilities and shareholders' equity	5,507	5,323	1,296	1,253

(*)           Restated due to initial implementation of a new Israeli Accounting Standard.

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Income

					Convenience translation intoUS dollar
	Six-month period ended June 30,		Three-month period ended June 30,		Six-month period ended June 30,	Three-month period ended June 30,
	2007	2006	2007	2006	2007	2007
	NIS millions	NIS millions	NIS millions	NIS millions	US$ millions	US$ millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	2,894	2,724	1,456	1,385	681	343
Cost of revenues	1,568	* 1,593	785	* 797	369	185

Gross profit	1,326	1,131	671	588	312	158
Selling and marketing expenses	313	305	164	152	74	39
General and administrative expenses	321	321	162	162	76	38

Operating income	692	505	345	274	162	81
Financial expenses, net	62	75	19	55	14	4
Other expenses, net	-	* 6	1	* 2	-	-

Income before income tax	630	424	325	217	148	77
Income tax	210	* 136	113	* 74	49	27

Net income	420	288	212	143	99	50

Earnings per share
Basic earnings per share (in NIS)	4.31	* 2.95	2.17	* 1.47	1.01	0.51

Diluted earnings per share (in NIS)	4.27	* 2.95	2.15	* 1.47	1.00	0.51

Weighted average number of shares used in the calculation of basic earnings per share (in thousands)	97,500	97,500	97,500	97,500	97,500	97,500
Weighted average number of shares used in the calculation of diluted earnings per share (in thousands)	98,251	97,500	98,466	97,500	98,251	98,466
(*)           Restated due to initial implementation of a new Israeli Accounting Standard.

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Cash Flows

	Six-month period ended June 30,
			Convenience translation into US dollar
	2007 NIS millions (Unaudited)	2006 NIS millions (Unaudited)	2007 US$ millions (Unaudited)
Cash flows from operating activities
Net income	420	* 288	99
Adjustments required to present cash flows from operating activities (Appendix A)	354	* 413	83
Net cash provided by operating activities	774	701	182
Cash flows from investing activities
Additions to property, plant and equipment	(228)	** (284)	(53)
Proceeds from sales of property, plant and equipment	1	5	-
Investment in other assets	(46)	** (98)	(11)
Net cash used in investing activities	(273)	(377)	(64)

Cash flows from financing activities
Borrowings under short-term bank credit facility	-	315	-
Borrowings of long-term loans from banks	-	2,155	-
Payment of long-term loans from banks	-	(1,082)	-
Proceeds from issuance of debentures, net of issuance cost	-	290	-
Paid dividend	(185)	(3,730)	(43)
Net cash used by financing activities	(185)	(2,052)	(43)
Increase (decrease) in cash and cash equivalents	316	(1,728)	75
Balance of cash and cash equivalents at beginning of the period	56	1,772	13
Balance of cash and cash equivalents at end of the period	372	44	88
  (*)   Restated due to initial implementation of a new Israeli Accounting Standard.
(**)   Reclassified due to initial implementation of a new Israeli Accounting Standard.

14

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Cash Flows (cont’d)

Appendix A – Adjustments required to present cash flows from operating activities

	Six-month period ended June 30,
	2007 NIS millions (Unaudited)	2006 NIS millions (Unaudited)	Convenience translation into US dollar 2007 US$ millions (Unaudited)
Income and expenses not involving cash flows
Depreciation and amortization	382	* 420	90
Deferred taxes	(2)	*(13)	-
Exchange and linkage differences on long-term liabilities	4	(47)	1
Capital losses	2	* 6	-
Stock based compensation	18	-	4
	404	366	95
Changes in assets and liabilities
Decrease (increase) in trade receivables (including long-term amounts)	(56)	28	(13)
Decrease (increase) in other receivables (including long-term amounts)	(14)	22	(3)
Decrease (increase) in inventories	6	(10)	1
Increase (decrease) in trade payables (including long-term amounts)	(8)	(111)	(2)
Increase in other payables and credits (including long-term amounts)	22	118	5
	(50)	47	(12)

Total	354	413	83

Appendix B – Non-cash activities

Acquisition of property, plant and equipment and other assets on credit	106	126	25
Tax withheld regarding cash dividend	13	-	3

(*)   Restated due to initial implementation of a new Israeli Accounting Standard.

15

Cellcom Israel Ltd.
(An Israeli Corporation)

Reconciliation for Non-GAAP Measures

EBITDA

The following is a reconciliation of net income to EBITDA:
	Three-month period ended June 30,
	2007 NIS millions (Unaudited)	2006 NIS millions (Unaudited)	Convenience translation into US dollar 2007 US$ millions (Unaudited)

Net income	212	143	50
Financial expense (income), net	19	55	4
Other expenses (income)	1	2	0
Income taxes	113	74	27
Depreciation and amortization	194	205	46
EBITDA	539	479	127

Free Cash Flow

The following table shows the calculation of free cash flow:
	Three-month period ended June 30,
	2007 NIS millions (Unaudited)	2006 NIS millions (Unaudited)	Convenience translation into US dollar 2007 US$ millions (Unaudited)

Cash flows from operating activities	431	404	101
Cash flows from investing activities	(99)	(171)	(23)
Free Cash Flow	332	233	78

16

Item 2

Cellcom Israel Ltd.
and Subsidiaries

Financial Statements

As at June 30, 2007
(Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Financial Statements as at June 30, 2007

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Balance Sheets

		Convenience
		translation
		into US dollar
		(Note 2C)
	June 30,	June 30,	June 30,	December 31,
	2007	2007	2006	2006
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Current assets
Cash and cash equivalents	372	88	44	56
Trade receivables, net	1,331	313	1,173	1,242
Other receivables	133	31	126	123
Inventory	125	29	128	131

	1,961	461	1,471	1,552

Long-term receivables	491	116	486	526

Property, plant and equipment, net	2,384	561	(**)(*)2,633	(**)(*)2,550

Other assets, net	671	158	(**)720	(**)695

Total assets	5,507	1,296	5,310	5,323

(*)	Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2B(2))
(**)	Reclassified due to initial implementation of a new Israeli Accounting Standard (See Note 2B(4))

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Balance Sheets

		Convenience
		translation
		into US dollar
		(Note 2C)

	June 30,	June 30,	June 30,	December 31,
	2007	2007	2006	2006
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Current liabilities
Short-term bank credit	123	29	385	-
Trade payables	724	170	658	819
Other current liabilities	510	120	323	496

	1,357	319	1,366	1,315

Long-term liabilities
Long-term loans from banks	1,092	257	1,266	1,208
Debentures	1,989	468	2,014	1,989
Deferred taxes	207	49	(*)222	(*)212
Other long term liabilities	16	4	2	2
	3,304	778	3,504	3,411

Shareholders’ equity	846	199	(*)440	(*)597

Total liabilities and shareholders' equity	5,507	1,296	5,310	5,323

(*)	Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2B(2))

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Statements of Income

	Six-month period ended			Three-month period ended			Year ended
	June 30,			June 30,			December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
		(Note 2C)			(Note 2C)
	2007	2007	2006	2007	2007	2006	2006
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	2,894	681	2,724	1,456	343	1,385	5,622
Cost of revenues	1,568	369	* 1,593	785	185	* 797	* 3,273

Gross profit	1,326	312	1,131	671	158	588	2,349
Selling and marketing expenses	313	74	305	164	39	152	656
General and administrative expenses	321	76	321	162	38	162	659

Operating income	692	162	505	345	81	274	1,034
Financial expenses, net	62	14	75	19	4	55	155
Other expenses, net	-	-	* 6	1	-	* 2	* 6

Income before income tax	630	148	424	325	77	217	873
Income tax	210	49	* 136	113	27	* 74	* 314

Net income	420	99	288	212	50	143	559

Earnings per share
Basic earnings per share (in NIS)	4.31	1.01	* 2.95	2.17	0.51	* 1.47	* 5.73

Diluted earnings per share (in NIS)	4.27	1.00	* 2.95	2.15	0.51	* 1.47	* 5.73

Weighted average number of shares used in the calculation of basic earnings per share (in thousands)	97,500	97,500	97,500	97,500	97,500	97,500	97,500
Weighted average number of shares used in the calculation of diluted earnings per share (in thousands)	98,251	98,251	97,500	98,466	98,466	97,500	97,500

(*)	Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2B(2))

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Statements of Changes in Shareholders’ Equity

	Share capital amount	Capital reserve	Capital reserve regarding employee options	Cash dividend declared subsequent to balance sheet date	Retained earnings	Total	Convenience translation into U.S. dollar (Note 2C)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	US$ millions
For the six-month period ended June 30, 2007 (Unaudited)
Balance as of January 1, 2007 (Audited)	1	(24)	-	-	*620	597	141
Influence of first time implementation of new accounting standards as of January 1, 2007 (Unaudited) (Note 2B(2))	-	-	-	-	(5)	(5)	(1)
Movement in capital reserve in respect of hedging transactions, net	-	14	-	-	-	14	3
Amortization of compensation related to employee stock option grants	-	-	18	-	-	18	4
Cash dividend paid	-	-	-	-	(198)	(198)	(47)
Cash dividend declared subsequent to balance sheet date	-	-	-	201	(201)	-	-
Net income for the Period	-	-	-	-	420	420	99
Balance as of June 30, 2007 (Unaudited)	1	(10)	18	201	636	846	199

(*)	Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2B(2))

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Statements of Changes in Shareholders’ Equity (cont’d)

	Share capital amount	Capital reserve	Capital reserve regarding employee options	Cash dividend declared subsequent to balance sheet date	Retained earnings	Total	Convenience translation into U.S. dollar (Note 2C)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	US$ millions
For the six -month period ended June 30, 2006 (Unaudited)
Balance as of January 1, 2006 (Audited)	** -	5	-	3,400	*492	3,897	917
Movement in capital reserve in respect of hedging transactions, net	-	(15)	-	-	-	(15)	(4)
Cash dividend paid	-	-	-	(3,400)	(330)	(3,730)	(878)
Cash dividend declared subsequent to balance sheet date	-	-	-	100	(100)	-	-
Net income for the Period	-	-	-	-	* 288	288	68
Balance as of June 30, 2006 (Unaudited)	** -	(10)	-	100	350	440	103

(*)	Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2B(2))
(**)	Less than 1 million NIS

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Statements of Changes in Shareholders’ Equity(cont’d)

	Share capital amount	Capital reserve	Capital reserve regarding employee options	Cash dividend declared subsequent to balance sheet date	Retained earnings	Total	Convenience translation into U.S. dollar (Note 2C)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	US$ millions
For the three-month period ended June 30, 2007 (Unaudited)
Balance as of April 1, 2007 (Unaudited)	1	(23)	11	-	823	812	191
Movement in capital reserve in respect of hedging transactions, net	-	13	-	-	-	13	3
Amortization of compensation related to employee stock option grants	-	-	7	-	-	7	2
Cash dividend paid	-	-	-	-	(198)	(198)	(47)
Cash dividend declared subsequent to balance sheet date	-	-	-	201	(201)	-	-
Net income for the period	-	-	-	-	212	212	50
Balance as of June 30, 2007 (Unaudited)	1	(10)	18	201	636	846	199

For the three-month period ended June 30, 2006 (Unaudited)
Balance as of April 1, 2006 (Unaudited)	** -	8	-	-	* 637	645	152
Movement in capital reserve in respect of hedging transactions, net	-	(18)	-	-	-	(18)	(4)
Cash dividend paid	-	-	-	-	(330)	(330)	(78)
Cash dividend declared subsequent to balance sheet date	-	-	-	100	(100)	-	-
Net income for the period	-	-	-	-	* 143	143	33
Balance as of June 30, 2006 (Unaudited)	** -	(10)	-	100	350	440	103

(*)	Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2B(2))
(**)	Less than 1 million NIS

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Statements of Changes in Shareholders’ Equity (cont’d)

	Share capital amount	Capital reserve	Capital reserve regarding employee options	Cash dividend declared subsequent to balance sheet date	Retained Earnings	Total	Convenience translation into U.S. dollar (Note 2C)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	US$ millions

For the year ended December 31, 2006 (Audited)
Balance as of January 1, 2006 (Audited)	** -	5	-	3,400	* 492	3,897	917
Allotment to dividend shares	1	-	-	-	(1)	-	-
Movement in capital reserve in respect of hedging transactions, net	-	(29)	-	-	-	(29)	(7)
Cash dividend paid	-	-	-	(3,400)	(430)	(3,830)	(901)
Net income for the year	-	-	-	-	* 559	559	132
Balance as of December 31, 2006 (Audited)	1	(24)	-	-	620	597	141

(*)	Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2B(2))
(**)	Less than 1 million NIS

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Statements of Cash Flows

	Six-month period ended June 30,			Three-month period ended June 30,			Year ended December 31,
	2007 NIS millions (Unaudited)	Convenience translation into US dollar (Note 2C) 2007 US$ millions (Unaudited)	2006 NIS millions (Unaudited)	2007 NIS millions (Unaudited)	Convenience translation into US dollar (Note 2C) 2007 US$ millions (Unaudited)	2006 NIS millions (Unaudited)	2006 NIS millions (Audited)
Cash flows from operating activities
Net income	420	99	* 288	212	50	* 143	* 559
Adjustments required to present cash flows from operating activities (Appendix A)	354	83	* 413	219	51	* 261	* 918
Net cash provided by operating activities	774	182	701	431	101	404	1,477
Cash flows from investing activities
Additions to property, plant and equipment	(228)	(53)	**(284)	(75)	(17)	**(128)	**(526)
Proceeds from sales of property, plant and equipment	1	-	5	-	-	5	15
Investment in other assets	(46)	(11)	**(98)	(24)	(6)	**(48)	**(122)
Net cash used in investing activities	(273)	(64)	(377)	(99)	(23)	(171)	(633)
Cash flows from
financing activities
Borrowings under short-term bank credit facility	-	-	315	-	-	315	-
Borrowings of long-term loans from banks	-	-	2,155	-	-	506	2,155
Payment of long-term loans from banks	-	-	(1,082)	-	-	(1,076)	(1,175)
Proceeds from issuance of debentures, net of issuance cost	-	-	290	-	-	248	290
Paid dividend	(185)	(43)	(3,730)	(185)	(43)	(417)	(3,830)
Net cash used by financing activities	(185)	(43)	(2,052)	(185)	(43)	(424)	(2,560)
Increase (decrease) in cash and cash equivalents	316	75	(1,728)	147	35	(191)	(1,716)
Balance of cash and cash equivalents at beginning of the period	56	13	1,772	225	53	235	1,772
Balance of cash and cash equivalents at end of the period	372	88	44	372	88	44	56

(*)	Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2B(2))
(**)	Reclassified due to initial implementation of a new Israeli Accounting Standard (See Note 2B(4))

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Statements of Cash Flows (cont’d)

Appendix A – Adjustments required to present cash flows from operating activities

	Six-month period ended June 30,			Three-month period ended June 30,			Year ended December 31,
	2007 NIS millions (Unaudited)	Convenience translation into US dollar (Note 2C) 2007 US$ millions (Unaudited)	2006 NIS millions (Unaudited)	2007 NIS millions (Unaudited)	Convenience translation into US dollar (Note 2C) 2007 US$ millions (Unaudited)	2006 NIS millions (Unaudited)	2006 NIS millions (Audited)
Income and expenses not involving cash flows
Depreciation and amortization	382	90	* 420	194	46	* 205	*830
Deferred taxes	(2)	-	* (13)	-	-	* (6)	*(20)
Exchange and linkage differences on long-term liabilities	4	1	(47)	17	4	(32)	(109)
Capital losses	2	-	* 6	1	-	* 2	*6
Stock based compensation	18	4	-	7	1	-	-
	404	95	366	219	51	169	707
Changes in assets and liabilities
Decrease (increase) in trade receivables (including long-term amounts)	(56)	(13)	28	(26)	(6)	59	(75)
Decrease (increase) in other receivables (including long-term amounts)	(14)	(3)	22	6	1	11	22
Decrease (increase) in inventories	6	1	(10)	12	3	21	(13)
Increase (decrease) in trade payables (including long-term amounts)	(8)	(2)	(111)	(8)	(2)	(95)	4
Increase in other payables and credits (including long-term amounts)	22	5	118	16	4	96	273
	(50)	(12)	47	-	-	92	211

Total	354	83	413	219	51	261	918

(*)	Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2B(2))

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Statements of Cash Flows (cont’d)

Appendix B – Non- cash activities

	Six-month period ended June 30,			Three-month period ended June 30,			Year ended December 31,
	2007 NIS millions (Unaudited)	Convenience translation into US dollar (Note 2C) 2007 US$ millions (Unaudited)	2006 NIS millions (Unaudited)	2007 NIS millions (Unaudited)	Convenience translation into US dollar (Note 2C) 2007 US$ millions (Unaudited)	2006 NIS millions (Unaudited)	2006 NIS millions (Audited)
Acquisition of property, plant and equipment and other assets on credit	106	25	126	81	19	118	197
Tax withheld regarding cash dividend	13	3	-	-	-	-	-

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 1 - General

A.
Cellcom Israel Ltd. (hereinafter – “the Company”) was incorporated in Israel on January 31, 1994. The Company commenced its operations on June 27, 1994, after receiving a license from the Ministry of Communications (hereinafter – “the MOC”) to establish, operate and maintain a cellular mobile telephone system and provide cellular mobile telephone services in Israel. The Company began providing cellular mobile telephone services to the Israeli public on December 27, 1994. The license is in effect until 2022.

On February 2007, the Company completed its initial public offering in the NYSE, of ordinary shares par value NIS 0.01 per share, in which DIC and Goldman Sachs International sold 20,000,000 of the Company's ordinary shares. Following completion of the initial public offering and registration of its ordinary shares for trading in the NYSE, the Company became a public company.

On July 1, 2007, subsequent to the balance sheet date, the Company listed its ordinary shares, which are traded on the NYSE, on the Tel Aviv Stock Exchange (“TASE”) and began applying the reporting leniencies offered under the Israeli Securities Law to Companies whose shares are listed both in the NYSE and in the TASE.

B.
These interim financial statements have been prepared in accordance with generally accepted accounting principles in Israel with respect to the preparation of interim financial statements in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board.

C.
These interim financial statements have been prepared as at June 30, 2007 and for the six and three- month periods then ended. They should be reviewed in conjunction with the Company's annual financial statements and accompanying notes as at December 31, 2006 and for the year then ended (hereinafter - "annual financial statements").

D.	Exchange rates and Consumer Price Indices are as follows:

	Exchange rates of US$	Consumer Price Index (points)

As of June 30, 2007	4.249	186.7
As of June 30, 2006	4.440	187.9
As of December 31, 2006	4.225	184.9

Increase (decrease) during the period:

January - June, 2007	0.6%	1.0%
January - June, 2006	(3.5%)	1.5%
April - June, 2007	2.3%	1.2%
April - June, 2006	(4.8%)	1.0%
January - December, 2006	(8.2%)	(0.1%)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 2 - Significant Accounting Policies

A.
The accounting policies that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the Company's annual financial statements as at December 31, 2006, except for those mentioned in Note 2B as follows.

B.	Effect of new Israeli Accounting Standards

1.	Israeli Accounting Standard No 26, “Inventory” (“Standard No. 26”)

In August 2006, the Israel Accounting Standards Board published Standard No. 26. The Standard provides guidelines for determining the cost of inventory and its subsequent recognition as an expense as well as for determining impairments in the value of inventory written down to net realizable value. The Standard also provides guidelines regarding formulas used to allocate costs to various types of inventory. As of January 1, 2007, the Company has implemented Standard No. 26. Implementation of Standard No. 26 did not have a material effect on the Company’s results of operations and financial position.

2.	Israeli Accounting Standard No. 27, “Property, plant and equipment” (“Standard No. 27”)

As of January 1, 2007, the Company has implemented Standard No. 27. The Standard prescribes rules for the presentation, measurement and recognition of property, plant and equipment and for the disclosure required in respect thereto. The Standard also provides for, among other things, the following:

Measurement after initial recognition of property, plant and equipment
Standard No. 27 provides that a group of similar property, plant and equipment shall be measured at cost net of accumulated depreciation minus impairment losses, or alternatively, at its revalued amount less accumulated depreciation, whereas an increase in the value of the asset above its initial cost as a result of the revaluation will be directly included in the shareholders’ equity under a revaluation reserve.

Asset retirement obligations
Standard No. 27 provides, that upon the initial recognition of property, plant and equipment, the entity shall include in the cost of the asset all the costs it will be required to incur in respect of a liability to dismantle and remove the asset and to restore the site on which it was located.

Component depreciation
Standard No. 27 provides that if property, plant and equipment consist of several components with different estimated useful lives, the individual significant components should be depreciated over their individual useful lives.

The initial implementation of the Standard had the following effects:

Asset retirement obligations:
In the past, upon the initial recognition of property, plant and equipment, the Company did not include in its cost the initial estimate of costs for dismantling and removing the item and for restoring the site on which it was located, and therefore:

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements(cont'd)

Note 2 - Significant Accounting Policies (cont’d)

B.	Effect of new Israeli Accounting Standards (cont’d)

2.	Israeli Accounting Standard No. 27, “Property, plant and equipment” (cont'd)

(a)	It measured the said liability as at January 1, 2007 in accordance with generally accepted accounting principles, at the amount of NIS 12 million.

(b)
It calculated the amount that would have been included in the cost of the asset on the date on which the liability was initially incurred by capitalizing the amount of the liability mentioned in item (a) above to the date on which the liability was initially incurred (hereinafter - the capitalized amount) at the amount of NIS 9 million. The liability was capitalized using the best estimate of the historical capitalization rates suitable to the risk that was relevant to that liability during the expired period; and,

(c)	It calculated the accumulated depreciation on the capitalized amount as at January 1, 2007 on the basis of the useful life of the asset as at that date at the amount of NIS 4 million;

(d)	It recorded a tax asset in the amount of NIS 2 million.

(e)
The difference between the amount that was charged to the asset in accordance with items (b) and (c) above, and the amount of the liability in accordance with item (a) above, and the tax asset in accordance with item (d) above, in the amount of NIS 5 million, was included in retained earnings as at January 1, 2007.

Implementation of the component method:
In accordance with the transitional provisions of the Standard, the financial statements were restated as a result of implementing the provisions of the Standard with respect to the separate calculation of depreciation for the various cost components of the network, mainly, transmission equipment and infrastructure. Accordingly, the depreciation rate of the network, which is used by the Company, has been changed from 15% to depreciation rates ranging between 5%-20%, according to the useful life of each item.

The effect of the aforementioned restatement is as follows:

	As originally	Effect of	As reported in these
	reported	restatement	financial statements
	NIS millions	NIS millions	NIS millions
(1) The effect on the consolidated balance sheet as at June 30, 2006 (unaudited):

Property, plant and equipment, net	**2,267	366	2,633
Long-term liabilities -
Deferred taxes	122	100	222
Shareholders' equity	174	266	440
The effect on the consolidated balance sheet as at December 31, 2006 (audited):

Property, plant and equipment, net	** 2,153	397	2,550
Long-term liabilities -
Deferred taxes	105	107	212
Shareholders’ equity	307	290	597

**	Reclassified due to initial implementation of a new Israeli Accounting Standard (See Note 2B(4))

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements(cont'd)

Note 2 - Significant Accounting Policies (cont’d)

B.	Effect of new Israeli Accounting Standards (cont’d)

2.	Israeli Accounting Standard No. 27, “Property, plant and equipment” (cont'd)

 (2)    The effect on net income

	For the six	For the three	For the year
	month period	month period	ended
	ended June 30	ended June 30	December 31,
	2006	2006	2006
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Net income as reported in the past	270	138	517
Effect of restatement:
Decrease in depreciation expenses	24	11	53
Increase in capital losses	(3)	(3)	(1)
Increase in deferred tax expenses	(3)	(3)	(10)
Net income as reported in these financial statements	288	143	559

(3)	The effect on basic and diluted earnings per ordinary share

	ended June 30	ended June 30	ended June 30
Basic and diluted earnings per ordinary share as reported in the past	2.77	1.42	5.30
Effect of restatement	0.18	0.05	0.43

Basic and diluted earnings per ordinary share as reported in these financial statements	2.95	1.47	5.73

3.	Israeli Accounting Standard No. 23, “The Accounting Treatment of Transactions between an Entity and the Controlling Interest Therein” (“Standard No. 23”)

In December 2006 the Israel Accounting Standards Board published Accounting Standard No. 23 (hereinafter – Standard No. 23). Standard No. 23 replaces the main provisions of the Israeli Securities Regulations (with regard to Financial Statement Presentation of Transactions between a Company and its Controlling Shareholder). Standard No. 23 provides that assets (other than an intangible asset with no active market) and liabilities included in a transaction between the entity and its controlling shareholder shall be measured on the date of the transaction at fair value and that the difference between the fair value and the consideration from the transaction shall be included in shareholders’ equity. A negative difference is considered to be a dividend, and therefore decreases the retained earnings. A positive difference is considered an additional investment by the controlling shareholder, and is presented as a separate item in the shareholders’ equity “capital reserve resulting from transactions between an entity and the controlling interest”.

Standard No. 23 discusses three issues relating to transactions between an entity and its controlling shareholder, as follows: the transfer of an asset to the entity by the controlling shareholder, or conversely, transfer of an asset from the entity to the controlling shareholder;

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements(cont'd)

Note 2 - Significant Accounting Policies (cont’d)

B.	Effect of new Israeli Accounting Standards (cont’d)

3.	Israeli Accounting Standard No. 23, “The Accounting Treatment of Transactions between an Entity and the Controlling Interest Therein” (“Standard No. 23”) (cont’d)

the controlling shareholder assuming upon itself a liability of the entity to a third party, all or part, indemnification of the entity by the controlling shareholder in respect of an expense, and the controlling shareholder waiving the entity’s debt to it, all or part; and loans that were granted to the controlling shareholder or loans that were received from the controlling shareholder.  Standard No. 23 also provides the disclosure that is to be made in the financial statements regarding transactions between the entity and its controlling shareholder during the period.

Standard No. 23 applies to transactions between an entity and its controlling shareholder that are executed after January 1, 2007, and to a loan that was granted to a controlling shareholder or that was received from it before the date this Standard came into effect, as from the date the loan was granted or received.

Standard No. 23 was implemented by the Company as of January 1, 2007.

Implementation of Standard No. 23 did not have a material effect on the Company’s results of operations and financial position.

4.	Israeli Accounting Standard No. 30, "Intangible Assets" ("Standard No. 30")

As of January 1, 2007, the Company has implemented Standard No. 30. The Standard explains the accounting treatment of intangible assets and defines how to measure the book value of these assets, as well as the disclosures that are required. The Standard has been initially implemented retroactively, except as described below. In regards to business combinations, the Standard is implemented with respect to business combinations that took place on January 1, 2007 or thereafter, whereas in respect of a research and development project acquired in a business combination that took place before January 1, 2007 and which meets the definition of an intangible asset on the date of acquisition, and was recorded as an expense on the date of acquisition, the entity shall recognize the research and development project in process as an asset on January 1, 2007 and make an allocation of taxes.

A research and development asset shall be recognized in the amount of its value on the date of acquisition less the amortization that would have accumulated from the date of acquisition until December 31, 2006 on the basis of the useful life of the asset, and less any accrued impairment losses. The amount of the adjustment shall be included in the balance of retained earnings as at January 1, 2007.

In accordance with the standard, the Company reclassified the costs of computer software and capitalized costs with regard to internally developed software, which are separable from their underlying asset, in the net amount of NIS 247 million and NIS 237 million as of June 30, 2006, and as of December 31, 2006, respectively from property, plant and equipment to other assets.

C.	Convenience translation into U.S. dollars ("dollars" or "$")

For the convenience of the reader, the reported NIS figures as of June 30, 2007 and for the six and three month periods then ended, have been presented in dollars, translated at the representative rate of exchange published by the Bank of Israel as of June 29, 2007 (NIS 4.249 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated explicitly.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements(cont'd)

Note 3 - Contingent Liabilities

A.	Contingent Liabilities

1.
In April 2007, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv-Jaffa ("the Court"), by two plaintiffs who claim to be subscribers of the Company. The claim alleges that the Company unlawfully and in violation of its license raised its rates, in pricing plans that include a commitment to purchase certain services for a fixed period. In May 2007, another purported class action lawsuit alleging claims of similar nature was filed against the Company in the Court, by two plaintiffs who claim to be subscribers of the Company. If the claims are recognized as class actions, the amounts claimed are approximately NIS 230 million and NIS 875 million, respectively.

At this preliminary stage, management is unable to assess the lawsuits' chances of success. Accordingly, no provision has been made in the financial statements in respect of these claims.

2.
In May 2007, a purported class action lawsuit, filed against the Company in February 2007, alleging that the Company unlawfully collected VAT amounts from subscribers who are residents of the city of Eilat in Israel, was withdrawn. Had the lawsuit been certified as a class action, the amount claimed from the Company was estimated by the plaintiff at approximately NIS 33 million.

For more information refer to Note 17A.20. to the Company's annual financial statements as at December 31, 2006.

3.
In May 2007, a purported class action lawsuit was filed against the Company and another cellular operator in Israel ("the defendants"), in the District Court of Jerusalem, by plaintiffs who claim to be subscribers of the defendants. The claim alleges that the defendants charged the subscribers for calls initiated or received while in Israel, through a foreign cellular network, with roaming rates which are higher than those agreed in the defendants' pricing plans for local calls. If the claim is recognized as a class action, the amount claimed from the defendants is estimated by the plaintiffs as approximately NIS 34 million, of which the amount attributed to the Company is estimated to be approximately NIS 12 million.

At this preliminary stage, management is unable to assess the lawsuits' chances of success. Accordingly, no provision has been made in the financial statements in respect of this claim.

4.
In July 2007, subsequent to the balance sheet date, the Company received a Magistrates' Court ruling determining that the exemption from the requirement to obtain a building permit for radio access devices, according to the Communication Law (Bezeq and Transmissions), 1982 ("the Exemption"), does not apply to radio access devices in a cellular network, and, as such, the Company is required to receive permits for the erection and use of the facility and accompanying equipment. This ruling contradicts previous Magistrates Court rulings, which determined that the Exemption also applies to radio access devices in a cellular network. This issue is under consideration in the court of appeals (the District Court).

In July 2007, subsequent to the balance sheet date, the Company was served with a petition which was filed with the Israeli High Court of Justice. The petition was filed against the Israeli Minister of Environmental Protection, the Minister of Interior and the Minister of Communications; the Company and three other cellular operators have been added as formal respondents. The petition seeks to cancel the Exemption, based on which the Company installed radio access devices without seeking building permits. The petitioners also request the annulment of any environmental permits granted, and that no additional environmental permits will be granted for radio access devices by the Ministry of Environmental Protection, based on the Exemption. The petition includes a request to grant an interim order preventing the issuance of any permits, based on the

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 3 - Contingent Liabilities (cont’d)

B.	Contingent Liabilities (cont’d)

Exemption, for building and/or operation of cell sites, until the court rules on the main petition.
At this preliminary stage, management is unable to assess the petition’s chances of success.
For more information refer to Note 17A.15. to the Company's annual financial statements as at December 31, 2006.

5.
In July, 2007, subsequent to the balance sheet date, pursuant to an appeal regarding the Tel Aviv-Jaffa District Court's decision in June 2004 to deny a purported class action lawsuit filed against the Company in August 2001 by one of the Company's subscribers, in connection with the Company's outgoing call tariffs for the "Talkman" (pre-paid) plan and the collection of a distribution fee for "Talkman" calling cards, the Israeli Supreme Court granted a petition filed by both parties with mutual consent, in light of the Israeli Class Action Law, 2006, to resubmit the purported class action lawsuit for consideration in the District Court of Tel Aviv-Jaffa. If the claim is recognized as a class action, the amount claimed is approximately NIS 135 million, as at the filing date thereof.

Based on the advice of the company's legal counsel, management believes that the Company has a good defense against the certification of the lawsuit as a class action. Accordingly, no provision has been included in the financial statements in respect to this claim. For more information refer to Note 17A.4. to the Company's annual financial statements as at December 31, 2006.

For other contingent liabilities, refer to Note 17A to the Company's annual financial statements as at December 31, 2006.

C.	Effects of new legislation and standards

For effects of new legislation and standards refer to Note 17B to the Company's annual financial statements as at December 31, 2006.

Note 4 - Significant Events in the Reported Period

1.
In May 2007, the Ministry of Communications notified its intention to impose monetary sanctions on telephony companies, including the Company and Cellcom Fixed Line Communications L.P. ("Cellcom Partnership"), as a result of non-implementation and operation of  Number Portability , as of September 1, 2006. The monetary sanction indicated in the notice of  the Ministry of Communications for the period starting September 1, 2006 and ending November 30, 2007, is approximately NIS 3 million for each of the Company and Cellcom Partnership (totaling  approximately NIS 6 million). As of December 1, 2007 (the new date determined by the Ministry of Communications for the Number Portability implementation), for each additional day in which Number Portability is not implemented by the Company, the monetary sanction will amount to a sum equaling 2% of NIS 1.4 millions in addition to 2% of the amount equaling 0.25% of the Company's previous year revenues and in regards to Cellcom Partnership, 2% of NIS 200 thousand in addition to 2% of the amount equaling 1.45% of Cellcom Partnership's previous year revenues. The Company and Cellcom Partnership have submitted their objection to the imposing of the aforementioned sanctions, to the Ministry of Communications.

For more information refer to Note 17B.3. to the Company's annual financial statements as at December 31, 2006.

2.	On June 7, 2007 the Company distributed to its shareholders a cash dividend totaling approximately NIS 198 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 5 - Subsequent Events

On August 13, 2007 the Company’s Board of Directors declared a cash dividend in the amount of NIS 2.06 per share, totaling approximately NIS 201 million, to be paid on September 6, 2007, to the shareholders of the Company of record at the end of the trading day in the NYSE on August 23, 2007. The dividend is presented under a separate item of shareholders’ equity.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 14, 2007	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel